NEWS RELEASE

Kelso Technologies Inc.
April 16, 2026
Canada: TSX: KLS

KELSO TECHNOLOGIES INC Announces Leadership Transition and Director Appointment

West Kelowna, British Columbia and Bonham, Texas - Kelso Technologies Inc. ("Kelso" or the "Company") (TSX: KLS) today announces that Frank Busch has resigned from his positions as President, Chief Executive Officer, and Director of the Company, effective April 16, 2026.

On behalf of the Board of Directors (the "Board"), Lead Director Jesse Crews expressed appreciation for Mr. Busch's service: "Frank demonstrated principled leadership during a pivotal period in the Company's history and made meaningful contributions to returning Kelso to profitability. The Board extends its sincere gratitude and wishes him every success in his future pursuits."

Mr. Busch commented: "It has been an honor to lead Kelso Technologies Inc. through this period of transition and to work alongside such a dedicated team. This role has been a defining chapter in my career, and I am proud of what we have collectively achieved. I am grateful for the guidance and mentorship of the Board, and I am confident the Company is well positioned for continued success. I remain committed to supporting the Board and Management team as needed to ensure a smooth and orderly transition, as I return to my work in Indigenous Economic Development."

The Company is pleased to confirm that Mr. Busch has agreed to remain available to Kelso in an independent consulting capacity during the transition period, ensuring continuity of knowledge and supporting the incoming leadership team as required.

EFFECTIVE LEADERSHIP CHANGES

The Board is pleased to announce the following appointments, effective immediately:

• Jesse Crews, previously serving as Lead Director, has been appointed Chief Executive Officer. Mr. Crews will lead the Company's newly established Office of the CEO, supported by Amanda Smith, Chief Operating Officer, and Sameer Uplenchwar, Chief Financial Officer.

• Mark Temen, Independent Director and Audit Committee Chair, has assumed the role of Lead Director.

• Paul Cass, former Lead Director, has agreed to rejoin the Board in the capacity of Independent Director.

Regarding the appointment of Mr. Crews, incoming Lead Director Mark Temen stated: "Jesse brings a deep understanding of the rail industry and a proven track record of operational leadership. His familiarity with Kelso's business, combined with the strength of the Office of the CEO structure, gives the Board great confidence that the Company will maintain its momentum and continue executing on its strategic priorities."

On the return of Mr. Cass to the Board, Mr. Temen added: "We are truly pleased to welcome Paul back. His institutional knowledge of Kelso and its operations is invaluable, and his return reflects a shared commitment to the Company's long-term success. The Board is stronger for having him at the table."

The Company confirms that this leadership transition does not affect its previously disclosed financial guidance or strategic direction.

About Kelso Technologies

Kelso is a diverse transportation equipment company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation. The Company's rail equipment business has been developed as a designer and reliable domestic supplier of unique high- quality rail tank car valves that provide for the safe handling and containment of commodities during rail transport. Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers. Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR+ in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Jesse Crews, CEO

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements indicate expectations or intentions. Forward-looking statements in this news release include statements with respect to the Company's long-term success and future plans and intentions. Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk on the rail industry including tariffs, high interest rates, inflation and short supply chain issues may reduce or delay business orders from customers; that the development of new products may proceed slower than expected, cost more or may not result in a saleable product; that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars; capital resources may not be adequate enough to fund future operations as intended; that the Company's products may not provide the intended economic or operational advantages to end users; that the Company's new rail products may not receive regulatory certification; that customer orders may not develop or be cancelled; that competitors may enter the market with new product offerings which could capture some of the Company's market share; that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

Jesse Crews Chief Executive Officer Email: investor@kelsotech.com	Sameer Uplenchwar Chief Financial Officer Email: investor@kelsotech.com	Head office: 305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 www.kelsotech.com

Kelso CEO and Director Announcements	2